Christopher J. DeLise

305.539.3319
Fax: 305.358.7058
cdelise@king.com

June 2, 2005

VIA FACSIMILE AND EDGAR

Ms. Sara Kalin
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW, Mail Stop 4-6
Washington, DC 20549

Re:	BSI2000, Inc. Preliminary Proxy Statement Filed May 23, 2005 (File No. 000-28287)

Dear Ms. Kalin:

     This letter has been prepared in response to your request for our client, BSI2000, Inc. (“BSI” or the “Company”), to respond to the comments of the United States Securities and Exchange Commission (the “SEC”), which were conveyed by you to me on May 31, 2005 via our telephone conversation, with respect to BSI’s Preliminary Proxy Statement filed with the SEC on May 23, 2005 (File No. 000-28287).

     For your reference, I have attached the four pages from the Definitive Proxy Statement that contain the changes noted below. As you requested, the Company is filing this response letter as correspondence in connection with the Preliminary Proxy Statement. Following confirmation by telephone that you have approved of the changes noted below, the Company intends to file its Definitive Proxy Statement on Monday, June 6, 2005.

     Based on the comments that you conveyed to me over the phone, the Company has revised its Proxy Statement as follows:

     1. A new last sentence has been added to the first paragraph on page 12 of the Proxy Statement (i.e., Proposal No. 2). The new last sentence reads as follows:

     As of the date hereof, the Company has drawn down approximately $3,000,000 out of a total of $15,000,000 available under the Equity Line, leaving approximately $12,000,000 that can still be drawn down by the Company thereunder once it has registered a sufficient number of shares of its common stock. The Company intends to register additional shares of its stock pursuant to a Registration Statement on Form SB-2 once the shareholders of the Company approve of the increase in authorized common stock.

Ms. Sara Kalin
BSI2000, Inc.
Preliminary Proxy Statement
File No. 000-28287
June 2, 2005

     2. The last paragraph on page 12 of the Proxy Statement (i.e., Proposal No. 2) has been revised to read as follows:

     Other than the Equity Line and Debenture, the Company does not currently have any other written or oral plans, arrangements or understandings to issue any of the additional shares of common stock that would be authorized by this proposed amendment to the Company’s Certificate of Incorporation.

     3. A new third paragraph has been added to page 17 of the Proxy Statement (i.e., Proposal No. 3), which appears after the current second paragraph in the Preliminary Proxy Statement. The new third paragraph reads as follows:

     Please note, following the adoption of the ISO Plan by the shareholders of the Company, the Company intends to issue option grants to the following persons in the amounts set forth opposite their respective names:

		Number of Shares of Stock
		To Which Optionee is
		Entitled to Purchase
Optionee	Title/Position	Pursuant to Option Grant
Jack Harper	Chairman and President	8,000,000
Carl Sharp	Vice President of Sales	2,000,000
Jeffrey Rooks	Sales Executive	250,000
Glenn Junik	Vice President of Engineering	1,000,000
	Total:	11,250,000

     All of the grants listed in the above table will be new grants under the ISO Plan when it is adopted by the shareholders of the Company.

Ms. Sara Kalin
BSI2000, Inc.
Preliminary Proxy Statement
File No. 000-28287
June 2, 2005

     4. A new second paragraph has been added to page 21 of the Proxy Statement (i.e., Proposal No. 4), which appears after the current first paragraph in the Preliminary Proxy Statement. The new second paragraph reads as follows:

     Please note, following the adoption of the D&C Plan by the shareholders of the Company, the Company intends to issue option grants to the following persons in the amounts set forth opposite their respective names:

		Number of Shares of Stock
		To Which Optionee is
		Entitled to Purchase
Optionee	Title/Position	Pursuant to Option Grant
Richard A. Kirk	Non-Executive Director	3,000,000
John Woods	Non-Executive Director	2,000,000
Vincent Fulginiti	Former Non-Executive Director	250,000
Marshall Kaplan	Former Non-Executive Director	250,000
Fritz Keefner	Former Non-Executive Director	250,000
Bernard Nann	Former Non-Executive Director	50,000
	Total:	5,800,000

     All of the grants listed in the above table will be new grants under the D&C Plan when it is adopted by the shareholders of the Company, except that Messrs. Kirk, Woods and Nann were previously awarded options to purchase 250,000, 250,000 and 50,000 shares of the Company’s common stock, respectively, under the Company’s existing 1996 Option Plan. Upon adoption of the D&C Plan by the Company’s shareholders, the Board intends to cancel these three prior option grants and issue Messrs. Kirk, Woods and Nann the respective amounts set forth opposite their names in the table above.

Ms. Sara Kalin
BSI2000, Inc.
Preliminary Proxy Statement
File No. 000-28287
June 2, 2005

     Should you have any questions concerning this letter, the Preliminary Proxy Statement, or the Definitive Proxy Statement, please contact me at 305-539-3319.

Very truly yours,

/s/ Christopher J. DeLise, Esq.

Christopher J. DeLise, Esq.